CLARKESON RESEARCH, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS UNDER SEC RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2015

Net Capital:	
Total stockholder's equity	$ 123,756
Total capital qualified for Net Capital	123,756
Deductions and/or charges	
Nonallowable assets from statement of financial position	
Prepaids and deposits	1,662
Total non-allowable assets	1,662
Net capital before haircuts	122,094
Haircuts	-
Net Capital	$ 122,094
Aggregate indebtedness	
Total liabilities from statement of financial position	$ 137,939
Minimum net capital required computed on the basis of 6-2/3% of aggregate indebtedness	$ 9,196
Computation of alternative net capital requirement	
Minimum net capital requirement of 6 2/3% of aggregate indebtedness or $5,000, whichever is greater	$ 5,000
Excess net capital	$ 112,898
Ratio of aggregate indebtedness to net capital	1.13